Item 77.H - Change in Control of Registrant


Ceasing Control of Credit Suisse Large Cap Growth Advisor

As of October 31, 2007, AIG Federal Savings Bank Custodian FBO Loudoun Healthcare Inc 401K Plan ("Shareholder") owned 48,904.289 shares of the Fund, which represented 26.45% of the Fund. As of April 30, 2008, Shareholder did not own any shares of the Fund. Accordingly, Shareholder has ceased to be a controlling person of the Fund.